Exhibit 23.3

CONSENT TO USE OF NAME IN REGISTRATION STATEMENT

This Consent to Use of Name in Registration Statement is executed as of April 5, 2011, by a duly authorized representative of Stax Inc. (the “Company”).

The Company hereby consents to the use of the Company’s name and data from the independent report the Company published on behalf of Wesco Holdings, Inc. (“Wesco”) in Wesco’s Registration Statement on Form S-1 and any amendments thereto (collectively, the “Registration Statement”), which will be filed by Wesco in connection with its anticipated initial public offering. The Company understands that the Registration Statement is a public document.

STAX INC.

By:	/s/ Paul D Edwards
Name: Paul D Edwards
Title: Managing Director, Stax Inc.